As filed with the Securities and Exchange Commission on October 4, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                (Amendment No. 4)
                                 (RULE 14D-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                  61/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707 874 AC7
                                   707 874 AA1
                                   707 874 AB9
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 William W. Hunt
                      President and Chief Operating Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
                  (Name, address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of Filing
                                     Person)

                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            Calculation Of Filing Fee

     ----------------------------------------------------------------------

                  Transaction Valuation* Amount Of Filing Fee**

                     $74,750,000                $6,877***
     ----------------------------------------------------------------------
* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty American Corporation ("Penn Treaty") for 6 1/4% Convertible Notes due 2008 (the "Exchange Notes") issued by Penn Treaty. Penn Treaty intends to issue up to $74,750,000 aggregate principal amount of Exchange Notes in exchange for the entire outstanding aggregate principal amount of the Subordinated Notes. Based on the August 26, 2002 value of the outstanding Subordinated Notes, the transaction value is equal to $74,750,000.
** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
***  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        AMOUNT PREVIOUSLY PAID:                       Not applicable.
        FILING PARTY:                                 Not applicable.
        FORM OR REGISTRATION NO.:                     Not applicable.
        DATE FILED:                                   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ] Third-party tender offer subject to Rule 14d-1.

     [x]  Issuer tender offer subject to Rule 13e-4.

     [  ] Going-private transaction subject to Rule 13e-3.

     [  ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


                             Introductory Statement

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Penn Treaty American Corporation ("Penn Treaty") with the Securities and Exchange Commission on August 28, 2002, in connection with its offer to exchange up to $74,750,000 aggregate principal amount of 61/4% Convertible Subordinated Notes due 2003 of Penn Treaty, or such lesser principal amount as is properly tendered and not withdrawn, for 61/4% Convertible Subordinated Notes due 2008 upon the terms and subject to the conditions set forth in the Offering Circular, dated August 28, 2002, the related Letter of Transmittal dated August 28, 2002 and the Supplement to the Exchange Offer dated September 13, 2002, copies of which were attached to the Statement as Exhibits (a)(1), (a)(2) and (a)(11), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Exchange Offer"). Penn Treaty filed an Amendment No. 1 to the Statement on September 9, 2002, an Amendment No. 2 to the Statement on September 13, 2002, and an Amendment No. 3 to the Statement on September 27, 2002.

     On October 4, 2002, Penn Treaty issued a press release announcing that the Exchange Offer, which was previously scheduled to expire on October 3, 2002, had been extended until 11:59 p.m., New York City time, on October 10, 2002. Other than the extension of the Exchange Offer referenced above, the terms and conditions of the Exchange Offer remain as set forth in the Offering Circular dated August 28, 2002, the related Letter of Transmittal dated August 28, 2002 and the Supplement to the Exchange Offer dated September 13, 2002.

Item 4. Terms of the Transaction

     Item 4 of the Statement is hereby amended and supplemented as follows:

     On October 4, 2002, Penn Treaty issued a press release announcing that the Exchange Offer, which was previously scheduled to expire on October 3, 2002, had been extended until 11:59 p.m., New York City time, on October 10, 2002. A copy of the press release is filed herewith as Exhibit (a)(13) and the information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits

Item 12 of this Statement is hereby amended to add a reference to Exhibit
(a)(13), which is attached as an exhibit hereto.

EXHIBIT NUMBER                DESCRIPTION
99.(a)(13)                    Press Release dated October 4, 2002.*

-----------------------------
*        Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Statement is true, complete and correct.

                                        PENN TREATY AMERICAN CORPORATION


Dated:  October 4, 2002                 By: /s/ William W. Hunt
                                            --------------------
                                                William W. Hunt
                                                President and
                                                Chief Operating Officer

EXHIBITS

EXHIBIT NUMBER                DESCRIPTION

99.(a)(13)                    Press Release dated October 4, 2002.*


-----------------------------
*        Filed herewith.

                                                        Exhibit 99.(a)(13)

          PENN TREATY AMERICAN CORPORATION EXTENDS DEBT EXCHANGE OFFER

Allentown, PA, October 4, 2002 - Penn Treaty American Corporation (NYSE - PTA) today announced the extension to 11:59 p.m., New York City time, on Thursday, October 10, 2002, unless further extended, of its offer to exchange its outstanding $74,750,000 convertible notes due 2003 (the "Subordinated Notes") for a like amount of mandatory convertible notes due 2008. Prior to this extension of the exchange offer, the offer had been scheduled to expire on October 3, 2002. Except as modified by this extension, the terms and conditions of the exchange offer remain in effect and unmodified.

The Company has been advised by its exchange agent, Wells Fargo Bank Minnesota, N.A., that, as of the close of business on October 3, 2002, approximately $48 million of Subordinated Notes outstanding had been tendered and not withdrawn pursuant to the offer. The Company is continuing its discussions with other uncommitted holders of approximately $13 million of the Subordinated Notes. Accordingly, the Company has decided to extend the exchange offer for five business days. The Subordinated Notes tendered and not withdrawn pursuant to the offer represent approximately 65% of the total outstanding Subordinated Notes. Amounts held by institutions with which the Company is holding continuing discussions represent an additional 17%.

The exchange offer is a significant component of the Company's ongoing plan for balance sheet and capital reformulation. The Company believes that, as it evaluates alternatives for capital to support future growth, the successful exchange of a majority of the Subordinated Notes for Exchange Notes will further enable these efforts.

The Company, through its wholly owned direct and indirect subsidiaries, Penn Treaty Network America Insurance Company, American Network Insurance Company, American Independent Network Insurance Company of New York, Penn Treaty (Bermuda), Ltd., United Insurance Group Agency, Inc., Network Insurance Senior Health Division and Senior Financial Consultants Company, is primarily engaged in the underwriting, marketing and sale of individual and group accident and health insurance products, principally covering long-term nursing home and home health care.

Certain statements made by the Company - in this press release - may be considered forward-looking. Although the Company believes that its expectations are based upon reasonable assumptions, actual results could differ from expectations in the event that Subordinated Note holders who expressed an intent to tender do not tender their Subordinated Notes or that the Company will be unsuccessful in its discussions with other uncommitted holders during the extension of the exchange offer.